SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2007

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FRESENIUS MEDICAL CARE AG & Co. KGaA

(i)

FRESENIUS MEDICAL CARE AG & Co. KGaA

PART I

FINANCIAL INFORMATION

ITEM 1

Financial Statements

Consolidated Statements of Income
(Unaudited)
(In thousands, except per share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006

Net revenue:
Dialysis Care	$1,800,771	$1,703,866	$5,356,669	$4,628,064
Dialysis Products	625,371	530,459	1,794,357	1,518,623

	2,426,142	2,234,325	7,151,026	6,146,687
Costs of revenue:
Dialysis Care	1,276,499	1,205,567	3,808,755	3,312,111
Dialysis Products	311,702	277,994	882,592	776,477

	1,588,201	1,483,561	4,691,347	4,088,588

Gross profit	837,941	750,764	2,459,679	2,058,099
Operating expenses:
Selling, general and administrative	425,590	391,403	1,263,681	1,096,561
Gain on sale of dialysis clinics	—	(1,258)	—	(40,233)
Research and development	15,639	11,814	43,546	37,347

Operating income	396,712	348,805	1,152,452	964,424
Other (income) expense:
Interest income	(8,705)	(4,497)	(19,048)	(14,844)
Interest expense	103,538	104,071	300,367	269,914

Income before income taxes and minority interest	301,879	249,231	871,133	709,354
Income tax expense	114,750	105,357	331,097	314,401
Minority interest	6,371	4,685	20,320	10,231

Net income	$180,758	$139,189	$519,716	$384,722

Basic income per ordinary share	$0.61	$0.47	$1.76	$1.31

Fully diluted income per ordinary share	$0.61	$0.47	$1.75	$1.30

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(In thousands, except share and per share data)

	September 30,	December 31,
	2007	2006
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$237,903	$159,010
Trade accounts receivable, less allowance for doubtful accounts of $230,154 in 2007 and $207,293 in 2006	1,959,831	1,848,695
Accounts receivable from related parties	93,452	143,349
Inventories	624,152	523,929
Prepaid expenses and other current assets	552,546	443,854
Deferred taxes	291,573	293,079

Total current assets	3,759,457	3,411,916

Property, plant and equipment, net	1,934,430	1,722,392
Intangible assets	659,699	661,365
Goodwill	7,051,638	6,892,161
Deferred taxes	76,499	62,722
Other assets	279,899	294,125

Total assets	$13,761,622	$13,044,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$361,304	$316,188
Accounts payable to related parties	195,766	236,619
Accrued expenses and other current liabilities	1,406,798	1,194,939
Short-term borrowings	76,243	331,231
Short-term borrowings from related parties	45,939	4,575
Current portion of long-term debt and capital lease obligations	46,038	160,135
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	665,067	—
Income tax payable	102,699	116,059
Deferred taxes	23,590	15,959

Total current liabilities	2,923,444	2,375,705

Long-term debt and capital lease obligations, less current portion	4,032,433	3,829,341
Other liabilities	151,982	149,684
Pension liabilities	127,877	112,316
Income tax payable	100,755	—
Deferred taxes	341,632	378,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	647,595	1,253,828
Minority interest	107,869	75,158

Total liabilities	8,433,587	8,174,519
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,765,721 issued and outstanding	4,173	4,098
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 292,405,855 issued and outstanding	360,832	359,527
Additional paid-in capital	3,201,239	3,153,556
Retained earnings	1,689,706	1,358,397
Accumulated other comprehensive income (loss)	72,085	(5,416)

Total shareholders’ equity	5,328,035	4,870,162

Total liabilities and shareholders’ equity	$13,761,622	$13,044,681

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	For the Nine Months Ended September 30,
	2007	2006

Operating Activities:
Net income	$519,716	$384,722
Adjustments to reconcile net income to net cash provided by operating activities:
Settlement of shareholder proceedings	—	(880)
Depreciation and amortization	259,861	221,258
Change in minority interest	33,051	15,506
Change in deferred taxes, net	13,911	19,324
Loss on sale of fixed assets and investments	1,934	3,344
Compensation expense related to stock options	16,305	11,617
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(38,418)	10,148
Inventories	(74,581)	(59,114)
Prepaid expenses, other current and non-current assets	(85,563)	(96,345)
Accounts receivable from / payable to related parties	(7,698)	(4,269)
Accounts payable, accrued expenses and other current and non-current liabilities	199,207	85,993
Income tax payable	52,478	(51,708)
Tax payments related to divestitures and acquisitions	—	(74,605)

Net cash provided by operating activities	890,203	464,991

Investing Activities:
Purchases of property, plant and equipment	(385,896)	(288,205)
Proceeds from sale of property, plant and equipment	21,850	15,903
Acquisitions and investments, net of cash acquired	(139,592)	(4,189,537)
Proceeds from divestitures	29,495	506,693

Net cash used in investing activities	(474,143)	(3,955,146)

Financing Activities:
Proceeds from short-term borrowings	44,277	32,218
Repayments of short-term borrowings	(53,419)	(27,438)
Proceeds from short-term borrowings from related parties	43,554	269,920
Repayments of short-term borrowings from related parties	(4,566)	(259,921)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $15,976 in 2007 and $85,828 in 2006)	511,689	3,965,001
Repayments of long-term debt and capital lease obligations	(448,361)	(854,968)
(Decrease) Increase of accounts receivable securitization program	(266,000)	193,250
Proceeds from exercise of stock options	32,607	47,947
Proceeds from conversion of preference shares into ordinary shares	—	306,759
Dividends paid	(188,407)	(153,720)
Distributions to minority interest	(14,980)	(7,347)

Net cash (used in) provided by financing activities	(343,606)	3,511,701

Effect of exchange rate changes on cash and cash equivalents	6,439	20,971

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	78,893	42,517
Cash and cash equivalents at beginning of period	159,010	85,077

Cash and cash equivalents at end of period	$237,903	$127,594

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the nine months ended September 30, 2007 (unaudited) and year ended December 31, 2006
(In thousands, except share and per share data)

							Accumulated Other Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares		Additional		Foreign
	Number of	No par	Number of	No par	Paid in	Retained	Currency	Cash Flow
	Shares	Value	Shares	Value	Capital	Earnings	Translation	Hedges	Pensions	Total

Balance at December 31, 2005	83,286,537	$90,740	210,000,000	$270,501	$2,779,873	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	313,164	395	1,561,407	1,989	51,202					53,586
Proceeds from conversion of preference shares into ordinary shares	(79,888,266)	(87,037)	79,888,266	87,037	306,759					306,759
Compensation expense related to stock options					16,610					16,610
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income						536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								18,223		18,223
Foreign currency translation							114,494			114,494
Adjustments relating to pension obligations, net of related tax effects									15,952	15,952

Comprehensive income										685,415
Effect of adoption of SFAS 158									(11,306)	(11,306)

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options and related tax effects	54,286	75	956,182	1,305	31,378					32,758
Compensation expense related to stock options					16,305					16,305
Dividends paid						(188,407)				(188,407)
Comprehensive income (loss)
Net income						519,716				519,716
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								(17,844)		(17,844)
Foreign currency translation							92,991			92,991
Adjustments relating to pension obligations, net of related tax effects									2,354	2,354

Comprehensive income										597,217

Balance at September 30, 2007	3,765,721	$4,173	292,405,855	$360,832	3,201,239	$1,689,706	$101,300	$19,343	$(48,558)	$5,328,035

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co.  KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

Basis of Presentation

The consolidated financial statements at September 30, 2007 and for the three- and nine-month periods ended September 30, 2007 and 2006 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2006 Annual Report on Form 20-F/A. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three- and nine-month periods ended September 30, 2007 are not necessarily indicative of the results of operations for the year ending December 31, 2007.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction is reported on a net basis, i.e., excluded from revenues.

All share and per share amounts have been adjusted to reflect the three-for-one stock split for both ordinary and preference shares which became effective upon registration in the commercial register on June 15, 2007.

2.	Pro Forma Financial Information

On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”). The operations of RCG acquired in 2006 are included in the Company’s consolidated statements of income and cash flows from April 1, 2006; therefore, the 2007 year-to-date results are not comparable with the year-to-date results for 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the related clinic divestitures had been consummated at the beginning of 2006. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods.

Nine Months Ended
Unaudited	September 30, 2006

Pro forma net revenue	$6,457,222
Pro forma net income	384,199
Pro forma net income per ordinary share:
Basic	1.31
Fully diluted	1.30

3.	Inventories

As of September 30, 2007 and December 31, 2006, inventories consisted of the following:

	September 30,	December 31,
	2007	2006

Raw materials and purchased components	$129,331	$108,584
Work in process	49,514	41,272
Finished goods	356,750	269,496
Health care supplies	88,557	104,577

Inventories	$624,152	$523,929

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of September 30, 2007 and December 31, 2006, short-term borrowings and short-term borrowings from related parties consisted of the following:

	September 30,	December 31,
	2007	2006

Borrowings under lines of credit	$76,243	$65,231
Accounts receivable facility	—	266,000

Short-term borrowings	76,243	331,231
Short-term borrowings from related parties	45,939	4,575

Short-term borrowings including related parties	$122,182	$335,806

The Company reduced the balance outstanding under the accounts receivable facility to zero in the third quarter 2007 by applying $184,024 of the proceeds of the issuance of senior notes on July 2, 2007 (see Note 5), and cash flows generated from operations. On September 30, 2007, the Company received an advance of $43,800 under its current loan agreement with the Company’s parent, Fresenius SE (formerly Fresenius AG and the owner of the Company’s general partner), which was due and repaid on October 31, 2007. The advance carried interest at 5.105% per annum.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

5.	Long-term Debt and Capital Lease Obligations

As of September 30, 2007 and December 31, 2006, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2007	2006

2006 Senior Credit Agreement	$3,160,373	$3,564,702
Senior Notes	491,347	—
Euro Notes	283,580	263,400
EIB Agreements	84,618	84,618
Capital lease obligations	8,008	8,286
Other	50,545	68,470

	4,078,471	3,989,476
Less current maturities	(46,038)	(160,135)

	$4,032,433	$3,829,341

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at September 30, 2007, and December 31, 2006:

	Maximum Amount Available		Balance Outstanding
	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006

Revolving Credit	$1,000,000	$1,000,000	$32,248	$67,827
Term Loan A	1,550,000	1,760,000	1,550,000	1,760,000
Term Loan B	1,578,125	1,736,875	1,578,125	1,736,875

	$4,128,125	$4,496,875	$3,160,373	$3,564,702

On July 2, 2007, FMC Finance III S.A., a wholly-owned subsidiary of the Company, issued $500,000 aggregate principal amount of 6 7/8% senior notes due 2017 (the “Senior Notes”) at a discount resulting in an effective interest rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by its subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). We may redeem the Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that we repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the Senior Notes. The proceeds, net of discounts, bank fees and other offering related expenses totaling approximately $484,024, of which $150,000 was used to reduce the 5-year term loan facility (“Term Loan A”) and $150,000 to reduce the 7-year term loan facility (“Term Loan B”) under the Company’s $4.6 billion syndicated credit facility (the “2006 Senior Credit Agreement”). The remaining $184,024 was applied to the outstanding balance under its short-term accounts receivable facility (See Note 4). The discount is being amortized over the life of the Senior Notes using the interest method.

Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on the Term Loans, no payments will be made or will be due for either Term Loan A or B until the third quarter of 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

6.	Stock Options

On July 30, 2007, the Company awarded 2,395,962 options under the Fresenius Medical Care AG and Co. KGaA Stock Option Plan 2006 (the “2006 Plan), including 398,400 to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at an exercise price of $46.22 (€33.91), a fair value of $13.23 (€9.71) each and a total fair value of $31,709, which will be amortized over the three year vesting period.

7.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2007 and 2006:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Numerators:
Net income	$180,758	$139,189	$519,716	$384,722
less:
Dividend preference on preference shares	26	24	75	66

Income available to all classes of shares	$180,732	$139,165	$519,641	$384,656

Denominators:
Weighted average number of:
Ordinary shares outstanding	292,062,414	290,888,289	291,721,451	290,367,524
Preference shares outstanding	3,747,548	3,650,988	3,728,265	3,548,433

Total weighted average shares outstanding	295,809,962	294,539,277	295,449,716	293,915,957
Potentially dilutive ordinary shares	1,085,285	1,369,624	1,070,722	1,187,985
Potentially dilutive preference shares	137,770	199,027	141,617	235,066

Total weighted average ordinary shares outstanding assuming dilution	293,147,699	292,257,913	292,792,173	291,555,509
Total weighted average preference shares outstanding assuming dilution	3,885,318	3,850,015	3,869,882	3,783,499
Basic income per ordinary share	$0.61	$0.47	$1.76	$1.31
Plus preference per preference shares	0.01	0.01	0.02	0.02

Basic income per preference share	$0.62	$0.48	$1.78	$1.33

Fully diluted income per ordinary share	$0.61	$0.47	$1.75	$1.30
Plus preference per preference shares	0.01	0.01	0.02	0.02

Fully diluted income per preference share	$0.62	$0.48	$1.77	$1.32

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

8.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, which has been curtailed. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”), a substantially wholly-owned subsidiary of the Company, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2007. FMCH made contributions of $1,061 in the nine-month period ending September 30, 2007, and at this time expects to make voluntary contributions of $1,195 in total during 2007.

The following table provides the calculations of net periodic benefit cost for the three- and nine-month periods ended September 30, 2007 and 2006.

			For the
	For the		Nine Months
	Three Months		Ended
	Ended September 30,		September 30,
	2007	2006	2007	2006

Components of net periodic benefit cost:
Service cost	2.212	2.073	6.523	6.106
Interest cost	4.624	4.232	13.790	12.624
Expected return on plan assets	(4.090)	(3.840)	(12.270)	(11.520)
Amortization unrealized losses	1.284	2.125	3.830	6.448
Amortization of prior service cost	—	54	—	157

Net periodic benefit cost	4.030	4.644	11.873	13.815

9.	Income Taxes

The Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”) as of January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a two step approach to the recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the threshold is met, the tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the financial statements. The implementation of this interpretation had no impact on the assets and liabilities of the Company.

FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions. In Germany, the tax audit for the years 1998 until 2001 is substantially finalized with all results of this tax audit sufficiently recognized in the financial statements as of December 31, 2006. Fiscal years 2002 through 2005 are currently under audit and fiscal year 2006 is open to audit. The Company filed a lawsuit against the decision of the tax authority regarding the disallowance of certain deductions taken for fiscal year 1997 and has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.

In the U.S., except for refund claims the Company has filed relative to the disallowance of tax deductions with respect to certain civil settlement payments for 2000 and 2001, the federal tax audit for the years 1999 through 2001

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

is completed. The tax has been paid and all results are recognized in the financial statements as of December 31, 2006. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below. The Federal tax audit for the years 2002 through 2004 has recently been completed. Except for the disallowance of all deductions taken during the period for remuneration related to intercompany mandatorily redeemable preferred shares, the proposed adjustments are routine in nature and have been recognized in the financial statements. The Company intends to protest the disallowed deductions and some routine adjustments and avail itself of all remedies. Fiscal years 2005 and 2006 are open to audit. There are a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.

Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.

Upon adoption of FIN 48, the Company had $302,552 of unrecognized tax benefits including the amounts relating to the tax audit items for Germany and the U.S. noted above. The vast majority of these unrecognized tax benefits would reduce the effective tax rate if recognized. There have been no material changes to unrecognized tax benefits during the nine-month period ending September 30, 2007. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits. It is the Company’s policy to recognize interest and penalties related to its tax positions as income tax expense. At January 1, 2007, the Company had total accruals of $57,832 for such interest and penalties.

The German Business Tax Reform Act (Unternehmensteuerreformgesetz 2008) was enacted in the third quarter 2007 resulting in a reduction of the corporate income tax rate from 25% to 15% for German companies. This reduction together with technical changes to trade tax rules will reduce the Company’s German entities combined corporate income tax rate effective as of January 1, 2008. Deferred tax assets and liabilities for German entities which will be realized in 2008 and beyond, were revalued to reflect the new enacted tax rate. The revaluation of deferred tax assets and liabilities resulted in a deferred tax benefit of $3,077 which has been included in operations for the three-month period ended September 30, 2007.

10.	Commitments and Contingencies

Legal Proceedings

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE, formerly called Fresenius AG (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
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Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH, entered a judgment of validity and infringement with respect to three of the patents and ordered a retrial of certain aspects of the case. On October 29, 2007 the jury in the retrial found FMCH liable to Baxter for damages of $14.3 million. We intend to appeal the court’s rulings to set aside the original jury verdict in favor of FMCH. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.

FMC AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited ( “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (together “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

Other Litigation and Potential Exposures

RCG was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and did not state a claim for money damages directly against RCG. On August 27, 2007, this suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.

In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.

In August 2007, the Sheet Metal Workers National Pension Fund filed a complaint in the United States District Court for the Central District of California, Western Division (Los Angeles), alleging that Amgen, Inc., the Company and Davita Inc., marketed Amgen’s products, Epogen® and Aranesp®, to hemodialysis patients for uses not approved by the FDA and thereby caused a putative class of commercial insurers to pay for unnecessary prescriptions of these products. FMC intends to contest and defend this litigation vigorously. An adverse determination in this litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of ESRD. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

Information pertaining to the Company’s business segments for the three- and nine-month periods ended September 30, 2007 and 2006 is set forth below. RCG’s operations are included commencing April 1, 2006.

	North
	America	International	Corporate	Total

Nine months ended September 30, 2007
Net revenue external customers	$4,957,479	$2,193,547	$—	$7,151,026
Inter-segment revenue	516	56,264	(56,780)	—

Total net revenue	4,957,995	2,249,811	(56,780)	7,151,026

Depreciation and amortization	(158,922)	(99,443)	(1,496)	(259,861)

Operating Income	826,191	385,526	(59,265)	1,152,452

Segment assets	10,479,227	3,215,641	66,754	13,761,622
Capital expenditures and acquisitions(1)	302,325	222,967	196	525,488
Nine months ended September 30, 2006
Net revenue external customers	$4,367,238	$1,779,449	$—	$6,146,687
Inter-segment revenue	860	43,972	(44,832)	—

Total net revenue	4,368,098	1,823,421	(44,832)	6,146,687

Depreciation and amortization	(137,035)	(83,138)	(1,085)	(221,258)

Operating Income	704,274	317,583	(57,433)	964,424

Segment assets	10,021,911	2,529,720	115,217	12,666,848
Capital expenditures and acquisitions(2)	4,376,936	100,681	124	4,477,741
Three months ended September 30, 2007
Net revenue external customers	$1,660,461	$765,681	$—	$2,426,142
Inter-segment revenue	—	16,891	(16,891)	—

Total net revenue	1,660,461	782,572	(16,891)	2,426,142

Depreciation and amortization	(54,225)	(34,656)	(488)	(89,369)

Operating income	282,927	134,929	(21,144)	396,712

Capital expenditures and acquisitions	82,416	77,259	50	159,725
Three months ended September 30, 2006
Net revenue external customers	$1,613,083	$621,242	$—	$2,234,325
Inter-segment revenue	261	16,828	(17,089)	—

Total net revenue	1,613,344	638,070	(17,089)	2,234,325

Depreciation and amortization	(50,507)	(28,567)	(342)	(79,416)

Operating income	257,179	113,115	(21,489)	348,805

Capital expenditures and acquisitions	92,739	31,624	75	124,438

(1)	International acquisitions exclude $8,473 of non-cash acquisitions for 2007.

(2)	International acquisitions exclude $4,611 of non-cash acquisitions for 2006. North America acquisitions include $4,145,190 for the acquisition of RCG at September 30, 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006

Reconciliation of Measures to Consolidated Totals
Total operating income of reporting segments	$417,856	$370,294	$1,211,717	$1,021,857
Corporate expenses	(21,144)	(21,489)	(59,265)	(57,433)
Interest expense	(103,538)	(104,071)	(300,367)	(269,914)
Interest income	8,705	4,497	19,048	14,844

Total income before income taxes and minority interest	$301,879	$249,231	$871,133	$709,354

12.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine Months Ended
	September 30,
	2007	2006

Supplementary cash flow information:
Cash paid for interest	$320,354	$275,451

Cash paid for income taxes	$251,844	$365,499

Cash inflow for income taxes from stock option exercises	$6,430	$5,942

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(220,538)	$(4,670,239)
Liabilities assumed	46,942	355,862
Minorities	12,220	56,294
Notes assumed in connection with acquisition	8,473	4,611

Cash paid	(152,903)	(4,253,472)
Less cash acquired	13,311	63,935

Net cash paid for acquisitions	$(139,592)	$(4,189,537)

13.	Supplemental Condensed Combining Information

FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by D-GmbH, a wholly-owned subsidiary of the Company, and by FMCH (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiary. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
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(In thousands, except share and per share data)

Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V. In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities which are full and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and the Guarantor Subsidiaries. The following combining financial information for the Company is as of September 30, 2007 and December 31, 2006 and for the nine-months ended September 30, 2007 and 2006, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the Nine Months Period Ended September 30, 2007
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,738,763	$—	$6,808,471	$(1,396,208)	$7,151,026
Cost of revenue	—	1,353,170	—	4,711,304	(1,373,127)	4,691,347

Gross profit	—	385,593	—	2,097,167	(23,081)	2,459,679

Operating (income) expenses:
Selling, general and administrative	49,022	134,746	2,806	1,094,881	(17,774)	1,263,681
Research and development	—	31,451	—	12,095	—	43,546

Operating (loss) income	(49,022)	219,396	(2,806)	990,191	(5,307)	1,152,452

Other (income) expense:
Interest, net	12,492	12,183	145,891	113,154	(2,401)	281,319
Other, net	(608,650)	130,876	(430,000)	—	907,774	—

Income (loss) before income taxes and minority interest	547,136	76,337	281,303	877,037	(910,680)	871,133
Income tax expense (benefit)	27,420	83,896	(59,479)	304,735	(25,475)	331,097

Income (loss) before minority interest	519,716	(7,559)	340,782	572,302	(885,205)	540,036
Minority interest	—	—	—	—	20,320	20,320

Net income (loss)	$519,716	$(7,559)	$340,782	$572,302	$(905,525)	$519,716

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Nine Months Ended September 30, 2006
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,252,862	$—	$5,973,411	$(1,079,586)	$6,146,687
Cost of revenue	—	929,798	—	4,228,935	(1,070,145)	4,088,588

Gross profit	—	323,064	—	1,744,476	(9,441)	2,058,099

Operating (income) expenses:
Selling, general and administrative	66,033	111,789	10,023	930,546	(21,830)	1,096,561
Gain on sale of legacy clinics	—	—	—	(40,233)	—	(40,233)
Research and development	—	27,185	—	10,162	—	37,347

Operating (loss) income	(66,033)	184,090	(10,023)	844,001	12,389	964,424

Other (income) expense:
Interest, net	19,996	11,177	134,803	88,107	987	255,070
Other, net	(492,446)	107,952	(322,744)	—	707,238	—

Income before income taxes and minority interest	406,417	64,961	177,918	755,894	(695,836)	709,354
Income tax expense (benefit)	21,695	66,419	(57,930)	280,319	3,898	314,401

Income (loss) before minority interest	384,722	(1,458)	235,848	475,575	(699,734)	394,953
Minority interest	—	—	—	—	10,231	10,231

Net income (loss)	$384,722	$(1,458)	$235,848	$475,575	$(709,965)	$384,722

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At September 30, 2007
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$—	$65	$—	$237,838	$—	$237,903
Trade accounts receivable, less allowance for doubtful accounts	—	147,524	—	1,812,307	—	1,959,831
Accounts receivable from related parties	1,172,498	494,917	357,524	1,102,026	(3,033,513)	93,452
Inventories	—	159,226	—	547,237	(82,311)	624,152
Prepaid expenses and other current assets	20,968	23,628	100	512,195	(4,345)	552,546
Deferred taxes	2,101	—	—	254,494	34,978	291,573

Total current assets	1,195,567	825,360	357,624	4,466,097	(3,085,191)	3,759,457
Property, plant and equipment, net	188	120,960	—	1,875,030	(61,748)	1,934,430
Intangible assets	119	13,166	—	646,414	—	659,699
Goodwill	—	3,453	—	7,048,185	—	7,051,638
Deferred taxes	—	10,413	—	68,800	(2,714)	76,499
Other assets	5,980,262	1,231,878	7,855,765	(3,351,103)	(11,436,903)	279,899

Total assets	$7,176,136	$2,205,230	$8,213,389	$10,753,423	$(14,586,556)	$13,761,622

Current liabilities:
Accounts payable	$582	$28,002	$—	$332,720	$—	$361,304
Accounts payable to related parties	322,294	307,399	965,743	1,654,889	(3,054,559)	195,766
Accrued expenses and other current liabilities	23,676	130,130	6,381	1,236,321	10,290	1,406,798
Short-term borrowings	—	—	—	76,243	—	76,243
Short-term borrowings from related parties	1,071,128	—	—	(931,039)	(94,150)	45,939
Current portion of long-term debt and capital lease obligations	801	284	33,467	11,486	—	46,038
Company-guaranteed debentures of subsidiaries — current portion	—	—	—	665,067	—	665,067
Income tax payable	47,636	—	—	45,306	9,757	102,699
Deferred taxes	—	6,222	—	18,502	(1,134)	23,590

Total current liabilities	1,466,117	472,037	1,005,591	3,109,495	(3,129,796)	2,923,444
Long term debt and capital lease obligations, less current portion	329,820	425	2,558,782	5,725,986	(4,582,580)	4,032,433
Long term borrowings from related parties	4,471	220,117	—	931,039	(1,155,627)	—
Other liabilities	(550)	9,932	—	128,979	13,621	151,982
Pension liabilities	3,440	123,818	—	619	—	127,877
Income tax payable	43,092	—	—	22,680	34,983	100,755
Deferred taxes	1,711	—	—	337,124	2,797	341,632
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	647,595	—	647,595
Minority interest	—	—	7,412	100,457	—	107,869

Total liabilities	1,848,101	826,329	3,571,785	11,003,974	(8,816,602)	8,433,587
Shareholders’ equity:	5,328,035	1,378,901	4,641,604	(250,551)	(5,769,954)	5,328,035

Total liabilities and shareholders’ equity	$7,176,136	$2,205,230	$8,213,389	$10,753,423	$(14,586,556)	$13,761,622

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At September 30, 2006
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$—	$—	$126,086	$1,507	$127,594
Trade accounts receivable, less allowance for doubtful accounts	—	105,543	—	1,686,533	—	1,792,076
Accounts receivable from related parties	1,345,552	427,053	275,200	1,473,109	(3,469,515)	51,399
Inventories	—	133,331	—	468,085	(65,918)	535,498
Prepaid expenses and other current assets	15,368	20,854	100	383,551	(3,041)	416,832
Deferred taxes	4,091	—	—	163,216	27,284	194,591

Total current assets	1,365,012	686,781	275,300	4,300,580	(3,509,683)	3,117,990

Property, plant and equipment, net	192	91,789	—	1,576,102	(44,662)	1,623,421
Intangible assets	954	11,944	—	595,342	—	608,240
Goodwill	—	3,083	—	6,961,142	—	6,964,225
Deferred taxes	—	6,787	—	29,153	9,434	45,374
Other assets	4,965,329	870,860	5,908,759	(945,498)	(10,491,852)	307,598

Total assets	$6,331,487	$1,671,244	$6,184,059	$12,516,821	$(14,036,763)	$12,666,848

Current liabilities:
Accounts payable	$116	$16,185	$—	$232,747	$—	$249,048
Accounts payable to related parties	1,185,685	229,210	918,451	2,135,302	(4,332,742)	135,906
Accrued expenses and other current liabilities	25,604	100,639	9,296	1,031,033	6,786	1,173,358
Short-term borrowings	1	—	—	354,652	—	354,653
Short-term borrowings from related parties	18,357	8,801	—	11,514	(8,801)	29,871
Current portion of long-term debt and capital lease obligations	1,039	253	137,500	18,419	—	157,211
Income tax payable	5,855	—	—	56,701	11,156	73,712
Deferred taxes	—	4,874	—	14,083	31,443	50,400

Total current liabilities	1,236,657	359,962	1,065,247	3,854,451	(4,292,158)	2,224,159
Long term debt and capital lease obligations, less current portion	409,858	380	2,370,879	4,883,888	(3,770,462)	3,894,543
Long term borrowings from related parties	3,992	196,536	—	—	(200,528)	—
Other liabilities	22,981	11,813	—	110,026	6,867	151,687
Pension liabilities	3,289	89,432	—	24,262	—	116,983
Deferred taxes	20,999	—	—	261,274	53,608	335,881
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,235,718	—	1,235,718
Minority interest	—	—	7,412	66,754	—	74,166

Total liabilities	1,697,776	658,123	3,443,538	10,436,373	(8,202,673)	8,033,137

Shareholders’ equity:	4,633,711	1,013,121	2,740,521	2,080,448	(5,834,090)	4,633,711

Total liabilities and shareholders’ equity	$6,331,487	$1,671,244	$6,184,059	$12,516,821	$(14,036,763)	$12,666,848

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Nine Months Ended September 30, 2007
	FMC-AG
	&	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	519,716	$(7,559)	$340,782	$572,303	$(905,525)	$519,716
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	(368,691)	—	(430,000)	—	798,691	—
Depreciation and amortization	1,496	22,827	—	247,950	(12,412)	259,861
Change in minority interest	—	—	—	3,470	29,581	33,051
Change in deferred taxes, net	(13,487)	1,452	—	26,136	(190)	13,911
(Gain) Loss on sale of fixed assets and investments	(297)	(528)	—	2,462	297	1,934
Compensation expense related to stock options	16,305	—	—	—	—	16,305
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(14,330)	—	(24,088)	—	(38,418)
Inventories	—	(17,279)	—	(71,138)	13,836	(74,581)
Prepaid expenses and other current and non-current assets	11,649	7,504	11,961	(102,147)	(14,530)	(85,563)
Accounts receivable from / payable to related parties	(84,839)	(84,899)	28,439	89,852	43,749	(7,698)
Accounts payable, accrued expenses and other current and non-current liabilities	4,360	41,718	6,525	147,181	(577)	199,207
Income tax payable	23,826	—	(59,479)	58,131	30,000	52,478

Net cash provided by (used in) operating activities	110,038	(51,094)	(101,772)	950,111	(17,080)	890,203

Investing Activities:
Purchases of property, plant and equipment	(196)	(36,865)	—	(365,198)	16,363	(385,896)
Proceeds from sale of property, plant and equipment	3	920	—	20,927	—	21,850
Disbursement of loans to related parties	21,598	(9,232)	78,025	—	(90,391)	—
Acquisitions and investments, net of cash acquired	(9,128)	(58)	—	(139,135)	8,729	(139,592)
Proceeds from divestitures	—	—	—	29,495	—	29,495

Net cash provided by (used in) investing activities	12,277	(45,235)	78,025	(453,911)	(65,299)	(474,143)

Financing Activities:
Short-term borrowings, net	38,582	96,356	—	(105,092)	—	29,846
Long-term debt and capital lease obligations, net	(380)	—	24,137	(50,820)	90,391	63,328
Increase of accounts receivable securitization program	—	—	—	(266,000)	—	(266,000)
Proceeds from exercise of stock options	26,178	—	—	6,429	—	32,607
Dividends paid	(188,407)	—	—	(3,299)	3,299	(188,407)
Capital increase (decrease)	—	—	—	8,728	(8,728)	—
Distributions to minority interest	—	—	(390)	(14,590)	—	(14,980)

Net cash (used in) provided by financing activities	(124,027)	96,356	23,747	(424,644)	84,962	(343,606)

Effect of exchange rate changes on cash and cash equivalents	1,693	4	—	7,325	(2,583)	6,439

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(19)	31	—	78,881	—	78,893
Cash and cash equivalents at beginning of period	19	34	—	158,957	—	159,010

Cash and cash equivalents at end of period	—	$65	$—	$237,838	$—	237,903

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Nine Months Ended September 30, 2006
		Guarantor
	FMC-AG &	Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$384,722	$(1,458)	$235,848	$475,575	$(709,965)	$384,722
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(312,268)	—	(322,744)	—	635,012	—
Settlement of shareholder proceedings	—		—	—	(880)	(880)
Depreciation and amortization	1,085	21,551	—	209,758	(11,136)	221,258
Change in minority interest	—		—	—	15,506	15,506
Change in deferred taxes, net	(14,424)	(1,008)	—	(2,589)	37,345	19,324
Loss on sale of fixed assets and investments	40		—	3,220	84	3,344
Compensation expense related to stock options	11,617		—	—	—	11,617
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	3,240	—	6,908	—	10,148
Inventories	—	(9,964)	—	(58,786)	9,636	(59,114)
Prepaid expenses and other current and non-current assets	28,987	(7,234)	21,707	(107,405)	(32,400)	(96,345)
Accounts receivable from/ payable to related parties	(16,739)	(14,161)	33,762	(29,502)	22,371	(4,269)
Accounts payable, accrued expenses and other current and non-current liabilities	(5,095)	23,251	8,521	50,455	8,861	85,993
Income tax payable	(10,180)		(57,930)	6,364	10,038	(51,708)
Tax payments related to divestitures and acquisitions	—	—	—	(74,605)	—	(74,605)

Net cash provided by (used in) operating activities	67,745	14,217	(80,836)	479,393	(15,528)	464,991

Investing Activities:
Purchases of property, plant and equipment	(155)	(19,463)	—	(277,442)	8,855	(288,205)
Proceeds from sale of property, plant and equipment	102	337	—	15,464	—	15,903
Disbursement of loans to related parties	(365,635)	109	(2,937,275)	—	3,302,801	—
Acquisitions and investments, net of cash acquired	(17,771)	(743)	—	(4,196,510)	25,487	(4,189,537)
Proceeds from divestitures	—	—	—	506,693	—	506,693

Net cash (used in) provided by investing activities	(383,459)	(19,760)	(2,937,275)	(3,951,795)	3,337,143	(3,955,146)

Financing Activities:
Short-term borrowings, net	(1,777)	6,387	—	10,169	—	14,779
Long-term debt and capital lease obligations, net	108,127	(871)	1,768,501	4,537,077	(3,302,801)	3,110,033
Increase of accounts receivable securitization program	—	—	—	193,250	—	193,250
Proceeds from exercise of stock options	42,005	—	—	5,942	—	47,947
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—	—	—	306,759
Dividends paid	(153,720)	—		(1,377)	1,377	(153,720)
Capital Increase	—	—	1,250,000	(1,231,671)	(18,329)	—
Change in minority interest	—	—	(390)	(6,957)	—	(7,347)

Net cash provided by (used in) financing activities	301,394	5,516	3,018,111	3,506,433	(3,319,753)	3,511,701

Effect of exchange rate changes on cash and cash equivalents	14,320	1	—	7,005	(355)	20,971

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	—	(26)	—	41,036	1,507	42,517
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$1	$—	$—	$126,086	$1,507	$127,594

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F/A for the year ended December 31, 2006.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	changes in government and commercial insurer reimbursement for our products and services;

•	a possible decline in EPO utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and healthcare reforms;

•	product liability risks and patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	changes in pharmaceutical utilization patterns.

When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations.” For a discussion of our critical accounting policies, see Item 5,

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

“Operating and Financial Review and Prospects — Critical Accounting Policies” in our Annual Report on Form 20-F/A for the year ended December 31, 2006.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of ESRD. In the U.S., we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. We estimate that providing dialysis services and manufacturing/distributing dialysis products and equipment represents an over $55 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treating the patient’s other conditions, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in dialysis services revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis treatments. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

The Medicare Prescription Drug, Modernization and Improvement Act of 2003 (”MMA”), enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. These changes are reflected in regulations promulgated by the Centers for Medicare and Medical Services (”CMS”) and in the physician fee schedules beginning with calendar year 2005.

In regulations mandated by MMA and adopted in 2005, CMS provided that pharmaceuticals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will be paid using the average sales price plus six percent methodology (”ASP+6%”) adopted in 2006. Second, the drug add-on adjustment to the composite payment rate for 2006 was 14.5%. CMS increased it to 15.1% for the first quarter of the calendar year 2007. Effective April 1, 2007, the drug add- on rate is 14.9%. The drug add-on adjustment was created to account for changes in the drug payment methodology enacted by the MMA. Third, as part of a MMA-mandated transition for calculations of the wage index for dialysis facilities, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s metropolitan statistical area-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (“CBSA”) rate.

CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5% in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4% and non-profit facilities will receive 0.8% more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. Congress authorized a 1.6% increase to the composite rate effective April 1, 2007. For additional discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview—Regulatory and Legal Matters—Reimbursement” in our 2006 Annual Report on Form 20-F/A.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

In 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. The new policy, as discussed in prior year reports, took effect on April 1, 2006. As a result of this new policy, CMS expects a monthly 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0% (or hemoglobin exceeds 13.0 g/dL). If the dosage is not reduced by 25% monthly, payment for the amount administered will be reduced by 25%. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limited Epogen and Aranesp reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. Our policies on billing for erythropoietin stimulating agents comply with CMS policies. In November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (“ESA”) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other health care professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL. Subsequently, in March 2007, at the request of the FDA, the manufacturer of Epogen and Aranesp added a blackbox safety warning (the highest level of safety warning imposed by the FDA) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”). We have recommended to our treating physicians that they review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions.

In July, 2007, CMS announced a further revision to the national monitoring policy, to be effective January 1, 2008. The revision (a) reduces the monthly aggregate maximum dose from 500,000 IU of Epogen and 1500 mcg for Aranesp to 400,000 IU for Epogen and 1200 mcg for Aranesp; and (b) in instances where a patient’s hemoglobin remains above 13.0 g/dL for three months, the dose for which payment may be made in the third month will be reduced by 50% of the reported dose. These revisions are subject to public comment and thus could be modified prior to implementation.

Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and are discussed separately below in the discussion of our consolidated results of operations.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

Results of Operations

The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance. The operations of RCG are included in our consolidated statements of income and cash flows from April 1, 2006. Therefore, the results of the first nine months of 2007 on both a consolidated basis and for our North America segment are not directly comparable with the results for the first nine months of 2006.

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2007	2006	2007	2006
	(In millions)		(In millions)

Total revenue
North America	$1,660	$1,613	$4,958	$4,368
International	783	638	2,250	1,824

Totals	2,443	2,251	7,208	6,192

Inter-segment revenue
North America	—	—	1	1
International	17	17	56	44

Totals	17	17	57	45

Total net revenue
North America	1,660	1,613	4,957	4,367
International	766	621	2,194	1,780

Totals	2,426	2,234	7,151	6,147

Depreciation and amortization
North America	54	51	159	137
International	34	29	99	83
Corporate	1	—	2	2

Totals	89	80	260	222

Operating income
North America	283	257	826	704
International	135	113	386	318
Corporate	(21)	(21)	(60)	(58)

Totals	397	349	1,152	964

Interest income	9	4	19	15
Interest expense	(104)	(104)	(300)	(270)
Income tax expense	(115)	(105)	(331)	(314)
Minority interest	(6)	(5)	(20)	(10)

Net Income	$181	$139	$520	$385

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

Three months ended September 30, 2007 compared to three months ended September 30, 2006

	Key Indicators for Consolidated Financial Statements
	Three Months	Three Months	Change in %
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	6,625,215	6,251,385	6%
Same market treatment growth in %	3.6%	3.5%
Revenue in $ million	2,426	2,234	9%	6%
Gross profit as a % of revenue	34.5%	33.6%
Selling, general and administrative costs as a % of revenue	17.5%	17.5%
Net income in $ million	181	139	30%

The number of treatments in the third quarter of 2007 represents an increase of 6% over the same period in 2006. Same market treatment growth contributed 4% and 3% came from acquisitions partially offset by the combined effects of sold or closed clinics and one less dialysis day in the U.S. (1%).

At September 30, 2007, we owned, operated or managed (excluding those managed in the U.S.) 2,221 clinics compared to 2,085 clinics at September 30, 2006. During the third quarter of 2007, we opened 23 clinics and combined or closed 11 clinics. The number of patients treated in clinics that we own, operate or manage (excluding those managed in the U.S.) increased by 7% to 172,227 at September 30, 2007 from 161,433 at September 30, 2006. Including 33 clinics managed in the U.S. the total number of patients was 174,099. Net revenue increased for the quarter ended September 30, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 6% to $1,801 million (4% at constant exchange rates) in the third quarter of 2007 mainly due to organic growth of 5% (consisting of the growth in same market treatments (4%) and increased revenue per treatment (1%)), acquisitions (2%), and exchange rate fluctuations (2%), partially offset by sold or closed clinics and the divestiture in May 2007 of the perfusion business in North America (3%). EPO revenue in 2007 was impacted by decreased utilization and reduced government reimbursement rates as noted above in “Overview”.

Dialysis product revenue increased by 18% to $625 million (12% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, dialyzers and products of the Phoslo business which was acquired in late 2006.

The increase in gross profit margin is primarily a result of higher per treatment revenue rates partially offset by the effects on operating income due to decreased utilization and reduced government reimbursement rates for EPO and higher personnel expenses in North America and higher growth in the International segment dialysis care business which has lower than average margins. In addition, 2006 was impacted by favorable production variances due to higher utilization of production facilities.

Selling, general and administrative (“SG&A”) costs increased to $426 million in the third quarter of 2007 from $391 million in the same period of 2006. SG&A costs as a percentage of revenue was approximately 17.5% in the third quarter of both 2007 and 2006. The positive impact in 2007 of economies of scale realized in the International segment, lower bad debt expenses as a percentage of revenue, and the effects in 2006 of the integration costs of

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

$7 million were offset by higher personnel costs in 2007. Bad debt expense for the three months ending September 30, 2007, was $53 million or 2.2% of sales, as compared to $51 million or 2.3% for the comparable period in 2006.

Operating income increased to $397 million in the third quarter in 2007 from $349 million in the third quarter of 2006 while operating income margin increased to 16.4% for the period ending September 30, 2007 from 15.6% for the same period in 2006. The margin increase was a result of the increased gross margins as noted above and of the effects of the costs in 2006 for the integration of RCG. Excluding the integration costs and the gain from the divestiture of dialysis clinics in conjunction with the RCG acquisition, the operating income margin would have been 15.9% in the third quarter in 2006.

Interest income increased to $9 million in the three-month period ending September 30, 2007 as compared to $4 million in the same period in 2006 mainly as a result of interest income related to the collection of overdue accounts receivable.

Interest expense was approximately $104 million for both the third quarter in 2007 and 2006 mainly as a result of reduced debt levels and lower average interest rates offset by an additional $5 million of interest expense in the third quarter of 2007 as a result of the write-off of the unamortized fees related to the voluntary prepayment of the term loans of our 2006 Senior Credit Agreement utilizing proceeds of the Senior Notes due 2017.

Income tax expense increased to $115 million for the third quarter in 2007 from $105 million for the three-month period ending September 30, 2006. In August 2007, the German corporate tax rate was reduced from 25% to 15% which resulted in a one time deferred tax benefit in the third quarter of $3.1 million. This benefit was offset by the effect of additional tax expense recognized as a result of ongoing tax audits. The third quarter 2006 was impacted by disallowed expenses for tax years 1998-2001 as a result of the finalization of a tax audit for those years. The effective tax rate for the quarter ended September 30, 2007 was 38.0% compared to 42.3% during the same period in 2006. The tax rate for 2006 would have been 39.1% excluding the impact of the disallowed expenses.

Minority interest in income increased by $1 million in the third quarter 2007 compared to the same period in 2006 as a result of a number of joint ventures acquired in Asia-Pacific that are not wholly-owned.

Net income increased to $181 million in the three-month period ending September 30, 2007 from $139 million in the same period in 2006 as a result of the effects noted above. The third quarter 2006 was affected by integration costs related to the RCG Acquisition and the after-tax effects of a gain on dialysis clinic divestitures.

We employed 60,625 people (full-time equivalents) as of September 30, 2007 compared to 56,803 as of December 31, 2006, an increase of 6.7% primarily due to acquisitions in Asia-Pacific and organic growth in the U.S.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2007	2006	Change in %

Number of treatments	4,621,343	4,498,590	3%
Same market treatment growth in %	3.0%	1.8%
Revenue in $ million	1,660	1,613	3%
Depreciation and amortization in $ million	54	51	7%
Operating income in $ million	283	257	10%
Operating income margin in %	17.0%	15.9%

Revenue

Treatments increased by 3% for the three-month period ending September 30, 2007 as compared to the same period in 2006 mainly due to same market growth (3%) and acquisitions (1%) partially offset by sold or closed clinics (1%). At September 30, 2007, 120,607 patients (a 3% increase over the same period in the prior year) were being treated in the 1,591 clinics that we own or operate in the North America segment, compared to 116,868 patients treated in 1,542 clinics at September 30, 2006. The average revenue per treatment in the third quarter increased to $323 during 2007 from $321 in 2006. In the U.S., the average revenue per treatment increased to $327 in the third quarter 2007 from $324 for the third quarter 2006.

Net revenue for the North America segment for the third quarter 2007 increased by 3% as a result of increases in dialysis care revenue by 1% to $1,494 million from $1,472 million and product sales revenue by 18% to $167 million from $141 million.

The 1% increase in dialysis care revenue was driven by same market treatment growth (3%) and from the combined effects of acquisitions and increase in revenue per treatment (1%) partially offset by sold or closed clinics and the divestiture of the perfusion business in May 2007 (3%). The administration of EPO represented approximately 20% and 23% of total North America dialysis care revenue for the three-month periods ending September 30, 2007 and 2006, respectively. EPO revenue in 2007 was impacted by decreased utilization and reduced government reimbursement rates as noted above in “Overview”.

The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines and sales of the phosphate binding drug, PhosLo® which was acquired in late 2006.

Operating Income

Operating income increased by 10% to $283 million for the three-month period ended September 30, 2007 from $257 million for the same period in 2006. Operating income margin increased to 17.0% for the third quarter in 2007 as compared to 15.9% in 2006. The improvement in operating margin was primarily due to higher revenue rates per treatment, PhosLo® sales and higher volume of product sold, partially offset by the effects on operating income due to decreased utilization and reduced government reimbursement rates for EPO and higher personnel

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

costs. The third quarter 2006 was affected by a one-time charge related to the integration of the RCG Acquisition partially offset by a gain from the RCG acquisition-related divestitures. Excluding the effects of the integration costs and the gain from the acquisition-related divestitures, the operating income margin would have been 16.3% in the third quarter of 2006. Cost per treatment was approximately $268 in the third quarter in both 2007 and 2006.

International Segment

	Key Indicators for International Segment
	Three Months	Three Months	Change in %
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	2,003,872	1,752,795	14%
Same market treatment growth in %	4.9%	7.1%
Revenue in $ million	766	621	23%	14%
Depreciation and amortization in $ million	34	29	21%
Operating income in $ million	135	113	19%
Operating income margin in %	17.6%	18.2%

Revenue

Treatments increased by 14% for the three-month period ending September 30, 2007 over the same period in 2006 mainly due to same market growth (5%) and acquisitions (10%) partially offset by sold or closed clinics (1%). As of September 30, 2007, 51,620 patients (a 16% increase over the same period in the prior year) were being treated at 630 clinics that we own, operate or manage in the International segment compared to 44,565 patients treated at 543 clinics at September 30, 2006. The average revenue per treatment increased to $153 from $132 due to the strengthening of local currencies against the U.S. dollar ($11) and increased reimbursement rates and changes in country mix ($10).

The increase in net revenues for the International segment to $766 million for the three-month period ending September 30, 2007 over $621 million in the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 4%. Organic growth during the period was 10% at constant exchange rates.

Including the effects of the acquisitions, European region revenue increased 18% (9% at constant exchange rates), Latin America region revenue increased 24% (14% at constant exchange rates), and Asia Pacific region revenue increased 47% (43% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the third quarter of 2007 by 32% (23% at constant exchange rates) to $307 million in 2007 from $232 million in the same period of 2006. This increase is a result of same market treatment growth (5%), contributions from acquisitions (11%), an increase in revenue per treatment (7%) and exchange rate fluctuations (9%).

Total dialysis product revenue for the third quarter of 2007 increased by 18% (9% at constant exchange rates) to $459 million mostly due to increased sales of hemodialysis machines, peritoneal dialysis products and dialyzers.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

Operating Income

Operating income increased by 19% to $135 million primarily as a result of increases in treatment volume, acquisitions and volume of products sold. Operating income margin decreased to 17.6% from 18.2%. The margin decrease was mainly a result of higher growth in the dialysis care business which has lower than average margins, and the effects of favorable production variances incurred in 2006 due to higher utilization of production facilities.

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

	Key Indicators for Consolidated Financial Statements
	Nine Months	Nine Months	Change in %
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	19,623,252	17,433,465	13%
Same market treatment growth in %	3.9%	4.1%
Revenue in $ million	7,151	6,147	16%	14%
Gross profit as a % of revenue	34.4%	33.5%
Selling, general and administrative costs as a % of revenue	17.7%	17.8%
Net income in $ million	520	385	35%

We provided 19,623,252 treatments for the nine-month period ending September 30, 2007, an increase of 13% over the same period in 2006. Same market treatment growth contributed 4%, the RCG Acquisition, net of the acquisition-related divestitures, contributed 6%, and additional growth from other acquisitions contributed 4%, partially offset by the combined effects of sold or closed clinics and one less dialysis day (1%).

During the first nine months of 2007, we acquired 81 clinics, opened 59 clinics and combined or closed 27 clinics. Net revenue increased for the nine months ended September 30, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG Acquisition.

Dialysis care revenue grew by 16% to $5,357 million (15% at constant exchange rates) for the nine-month period ended September 30, 2007 mainly due to the RCG Acquisition net of acquisition-related divestitures (7%), growth in same market treatments (4%), increased revenue per treatment (3%), other acquisitions (2%) and exchange rate fluctuations (1%), partially offset by sold or closed clinics (1%).

Dialysis product revenue increased by 18% to $1,794 million (13% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, peritoneal dialysis products, dialyzers and the PhosLo® business which we acquired in late 2006.

The increase in gross profit margin is primarily a result of higher revenue per treatment rates, partially offset by higher personnel expenses and higher growth in lower gross margin dialysis care business in the International segment.

Selling, general and administrative (“SG&A”) costs increased to $1,264 million for the nine-month period ending September 30, 2007 from $1,097 million in the same period of 2006. SG&A costs as a percentage of sales decreased to 17.7% in nine months ended September 30, 2007 from 17.8% in the same period of 2006. The positive effect of the economies of scale in the International segment was offset by higher personnel expenses. In addition, the nine-month period ending September 30, 2006 was negatively impacted by the effects of one time charges of

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

$12 million related to the integration of the RCG Acquisition and the transformation of the Company’s legal form (0.2%). Bad debt expense for the first nine months of 2007 was $153 million as compared to $129 million in the same period 2006, both representing 2.1% of sales.

Operating income increased to $1,152 million in the nine-month period ended September 30, 2007 from $964 million in the same period in 2006. Operating income margin increased to 16.1% for the period ending September 30, 2007 from 15.7% for the same period in 2006 due to increased gross margins as noted above and the decrease in SG&A as a percentage of sales as noted above, partially offset by effects of a $40 million gain in 2006 from the acquisition-related divestitures. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration and transformation, the operating income margin would have been 15.2% for the nine month period ending September 30, 2006.

Interest income increased to $19 million in the nine-month period ending September 30, 2007 as compared to $15 million in the same period in 2006 mainly as a result of interest income related to the collection of overdue accounts receivable.

Interest expense increased 11% to $300 million for the first nine months of 2007 from $270 million for the same period in 2006 mainly as a result of increased debt due to the RCG Acquisition which was consummated at the end of March 2006. The first nine months of 2007 and 2006 were impacted by a $5 million and $15 million write-off of fees related to the early retirement of debt incurred under Senior Credit Agreements.

Income tax expense increased to $331 million for the nine-month period ended September 30, 2007 from $314 million for the nine-month period ended September 30, 2006. In August 2007, the German corporate tax rate was reduced from 25% to 15% which resulted in a one time deferred tax benefit in the third quarter of $3.1 million. This benefit was offset by the effect of additional tax expense recognized as a result of ongoing tax audits. The effective tax rate for the nine-month period ended September 30, 2007 was 38.0% compared to 44.3% during the same period in 2006, a decrease mainly due to the impact of tax charges in 2006 related to the gain from the RCG acquisition-related divestitures and the tax audit in Germany.

Minority interest increased by $10 million as a result of a number of joint ventures acquired in connection with the RCG Acquisition in 2006 and additional Asia-Pacific acquisitions in 2007 that are not wholly-owned.

Net income increased to $520 million in the nine-month period ended September 30, 2007 from $385 million in the same period in 2006. The nine-month period ended September 30, 2006 was affected by the after-tax effect of $9 million of charges from the write-off of deferred financing fees related to the 2003 Senior Credit Agreement, $4 million net loss on the sale of acquisition-related divestitures, $6 million costs for the RCG integration and $1 million costs for the transformation of legal form.

The following discussions pertain to our business segments and the measures we use to manage these segments.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

North America Segment

	Key Indicators for North America Segment
	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2006	Change in %

Number of treatments	13,698,684	12,337,114	11%
Same market treatment growth in %	2.9%	2.0%
Revenue in $ million	4,957	4,367	14%
Depreciation and amortization in $ million	159	137	16%
Operating income in $ million	826	704	17%
Operating income margin in %	16.7%	16.1%

Revenue

Treatments increased by 11% for the nine-month period ending September 30, 2007 as compared to the same period in 2006 mainly due to the RCG Acquisition (8%), same market growth (3%), and other acquisitions (1%) partially offset by the combined effect of sold or closed clinics and one less dialysis day (1%). The average revenue per treatment for the nine months ended September 30, 2007 increased to $324 from $315 in 2006. In the U.S., the average revenue per treatment increased to $327 for the nine-month period ended September 30, 2007 from $318 for the same period in 2006. The improvement in the revenue rate per treatment is primarily due to improved commercial payor rates, a 1.6% increase in the Medicare composite rate, an increase in the drug add-on adjustment and the effects of the RCG Acquisition partially offset by decreased utilization of and reduced reimbursement rates for EPO.

Net revenue for the North America segment for the nine-month period ending September 30, 2007 increased as a result of increases in dialysis care revenue by 13% to $4,476 million from $3,959 million and dialysis product revenue by 18% to $481 million from $408 million.

The 13% increase in dialysis care revenue was driven by an 8% increase as a result of the effects of the RCG Acquisition, net of acquisition-related divestitures, by same market treatment growth of 3% and 1% resulting from other acquisitions partially offset by sold or closed clinics and the divestiture of the perfusion business (2%). In addition, revenue per treatment improved 3%. The administration of EPO represented approximately 22% and 23% of total North America dialysis care revenue for the nine-month periods ending September 30, 2007 and 2006, respectively.

The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines, concentrates, and sales of the phosphate binding drug PhosLo® which was acquired in late 2006.

Operating Income

Operating income increased by 17% to $826 million for the nine-month period ended September 30, 2007 from $704 million for the same period in 2006. Operating income margin increased to 16.7% for the first nine months in 2007 as compared to 16.1% for the same period in 2006 primarily due to increased revenue per treatment and a higher volume of products sold, partially offset by higher personnel costs and the effects in 2006 of a $40 million gain from the acquisition-related divestitures and $10 million costs for the integration of the RCG Acquisition. Excluding the gain from the acquisition-related divestitures and the costs in connection with the

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

integration, the operating income margin would have been 15.4% for the first nine months of 2006. Cost per treatment increased to $269 in 2007 from $265 in 2006.

International Segment

	Key Indicators for International Segment
	Nine Months	Nine Months	Change in%
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	5,924,568	5,096,351	16%
Same market treatment growth in %	6.2%	8.4%
Revenue in $ million	2,194	1,780	23%	15%
Depreciation and amortization in $ million	99	83	20%
Operating income in $ million	386	318	21%
Operating income margin in %	17.6%	17.8%

Revenue

Treatments increased by 16% for the nine-month period ending September 30, 2007 over the same period in 2006 mainly due to same market growth (6%), and acquisitions (11%), partially offset by sold or closed clinics (1%). The average revenue per treatment increased to $149 from $131 due to increased reimbursement rates, changes in country mix ($9) and the strengthening of local currencies against the U.S. dollar ($9).

The increase in net revenues for the International segment for the nine-month period ending September 30, 2007 over the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 5% and organic growth during the period was 10% at constant exchange rates. Exchange rate fluctuations contributed 8%.

Including the effects of acquisitions, European region revenue increased 19% (10% at constant exchange rates), Latin America region revenue increased 23% (16% at constant exchange rates), and Asia Pacific region revenue increased 45% (42% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first nine months of 2007 by 32% (24% at constant exchange rates) to $880 million from $669 million in the same period of 2006. This increase is a result of same market treatment growth of 6% and a 12% increase in contributions from acquisitions. An increase in revenue per treatment contributed 6% and exchange rate fluctuations contributed approximately 8%.

Total dialysis product revenue for the first nine months of 2007 increased by 18% (11% at constant exchange rates) to $1,313 million mostly due to increased dialyzer and peritoneal-dialysis product sales and increased hemodialysis machine sales.

Operating Income

Operating income increased by 21% to $386 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating income margin decreased slightly to 17.6% from 17.8% mainly due to disproportionately higher growth in the dialysis care business which has lower than average margins and the impact in 2006 of favorable production variances due to higher utilization of production facilities.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

LIQUIDITY AND CAPITAL RESOURCES

Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

Liquidity

We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At September 30, 2007, we had cash and cash equivalents of $238 million, and our ratio of current assets to current liabilities was 1.3. Our working capital was $836 million which decreased from $1 billion at December 31, 2006. The decrease was mainly the result of the reclassification of $665 million of Trust Preferred Securities, which are mandatorily redeemable in February 2008, to short-term, partially offset by the repayment of our short-term accounts receivable facility using part of the proceeds of the issuance of our Senior Notes in July 2007 as described below. The proceeds were also used to voluntarily prepay indebtedness under our 2006 Senior Credit Agreement. Having taken these actions, we believe that our cash flow from operations and funds available from our accounts receivable and 2006 Senior Credit Agreement revolving loan facilities will provide adequate liquidity to retire the $665 million of Trust Preferred Securities in 2008 when they come due.

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended September 30, 2007, approximately 36% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore, cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

Accounts receivable balances at September 30, 2007 and December 31, 2006, net of valuation allowances, represented approximately 74 and 76 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables.

The development of days sales outstanding by operating segment is shown in the table below.

	September 30,	December 31,
	2007	2006

North America	57	59
International	114	119

Total	74	76

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

Cash from short-term borrowings is generated by selling interests in our accounts receivable (accounts receivable facility) and by borrowing from our parent, Fresenius SE (formerly called Fresenius AG). During the third quarter, 2007, we reduced our balance outstanding under our accounts facility to zero with a portion of the proceeds from the issuance of Senior Notes (see below) and with cash generated from operations. Our accounts receivable facility is available to us through October 16, 2008.

In addition, on September 30, 2007, we received an advance of $43.8 million under our current loan agreement with Fresenius SE which we repaid on October 31, 2007. The advance carried interest at 5.105% per annum.

Long-term financing is provided by the revolving portion and the term loans under our 2006 Senior Credit Agreement and our borrowings under our credit agreements with the European Investment Bank (“EIB”) and has been provided through the issuance of our euro-denominated notes (“Euro Notes”) and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

On July 2, 2007, FMC Finance III S.A., our wholly owned subsidiary, issued 6 7/8% Senior Notes due 2017 in the amount of $500 million at an effective rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH. The proceeds, net of discount, bank fees and other offering related expenses totaling $484 million were used to reduce $150 million of Term Loan A indebtedness and $150 million of Term Loan B indebtedness under our 2006 Senior Credit Agreement with the remaining proceeds of $184 million applied to the outstanding balance under our short-term accounts receivable facility.

Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due on the term loan with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on the Term Loans, no payments will be made or will be due until the third quarter of 2008.

Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, Senior Notes, and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements and in our new senior notes restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2007).

The breach of any of the covenants could result in a default under the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement. As of September 30, 2007, we are in compliance with all financial covenants under the 2006 Senior Credit Agreement and our other financing agreements.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Part II, Item 1, “Legal Proceedings” in this report) provides for payment by the Company of

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

$115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

During the third quarter 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. We believe that we have resolved the outstanding issues at the audit level, subject to review and approval by the appropriate level within the taxing authority. Except for the refund claims discussed below, the U.S. Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and plan to pursue recovery through IRS appeals and, if necessary, in the Federal courts of the tax and interest payment associated with such disallowance. In addition, the IRS tax audit for the years 2002 through 2004 has recently been completed. Except for the disallowance of all deductions taken during the period for remuneration related to intercompany mandatorily redeemable preferred shares, the proposed adjustments are routine in nature and have been recognized in the financial statements. The Company intends to protest the disallowed deductions and some routine adjustments and avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on tax expenses, net income and earnings per share.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Dividends

In May, 2007, a dividend with respect to 2006 of € 1.41 per ordinary share (2005: € 1.23) and € 1.47 per preference share (2005: € 1.29) was approved by our shareholders at the Annual General Meeting and paid. The total dividend payment was approximately $188 million (€139 million). We paid $154 (€120) million in 2006 for dividends with respect to 2005. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2008 to $260 million in total.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

Analysis of Cash Flows

Operations

We generated cash from operating activities of $890 million in the first nine months of 2007 and $465 million in the comparable period in 2006, an increase of approximately 91% from the prior year. Cash flows were primarily generated by increased earnings and lower working capital needs. Payments of $74 million for taxes and $24 million for other costs, both related to the RCG Acquisition, and a tax payment $99 million related to the Company’s 2000 and 2001 US tax filings, had a negative impact on cash generated from operations in 2006. See “Results of Operations” above. Cash flows were used mainly for investing (capital expenditures and acquisitions) and to pay down debt.

Investing

Net cash used in investing activities was $474 million in the first nine months of 2007 compared to $3,955 million (including the RCG Acquisition) in the first nine months of 2006. In the nine-month period ending September 30, 2007, we paid approximately $140 million cash ($70 million in the North America segment and $70 million in the International segment) for acquisitions consisting primarily of dialysis clinics. We also received $29 million in conjunction with divestitures. In the same period in 2006, we paid $4,189 million cash for acquisitions, $4,181 in the North American segment consisting primarily of $4,145 million for the acquisition of RCG and $8 million for dialysis clinics for the International segment, partially offset by the cash receipts of $507 million from the acquisition related divestitures.

Capital expenditures for property, plant and equipment net of disposals were $364 million in the nine-month period ending September 30, 2007 and $273 million in same period in 2006. In the first nine months of 2007, capital expenditures were $217 million in the North America segment, and $147 million for the International segment. In 2006, capital expenditures were $191 million in the North America segment and $82 million for the International segment. The majority of our capital expenditures was used for equipping new clinics, maintaining existing clinics, maintenance and expansion of production facilities, primarily in North America, Germany and Japan, and capitalization of machines provided to our customers, primarily in Europe but also in Asia-Pacific and Latin America. Capital expenditures were approximately 5% of total revenue.

Financing

Net cash used in financing was $344 million for the first nine months of 2007 compared to cash provided by financing of $3,512 million for the first nine months of 2006. In 2007, cash used was for payment of dividends during the period and for repayments of long-term debt, capital lease obligations and our A/R Facility partially offset by proceeds from the issuance of our Senior Notes. In 2006, $4,145 million required for the RCG Acquisition, less the $507 million proceeds from the divestiture of 105 clinics, was provided by increased debt from the Senior Credit agreement and $307 million generated by the conversion of preference to ordinary shares. Cash on hand was $238 million at September 30, 2007 compared to $128 million at September 30, 2006.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

Outlook

Below is a table showing our outlook for 2007 and 2008 based upon 2006 results.

	2007	2008

Revenue growth	greater than $9.5 billion (at least 12%)	6 - 9%
Net Income	$685 - $705 million
Net Income growth	28 - 31%	> 10%
Net Income adjusted* growth	19 - 23%	> 10%
Acquisitions and capital expenditures	approximately $650 million	approximately $650 million
Effective tax rate	approximately 38 - 39%	approximately 38 - 39%
Debt/EBITDA	under 3.0	under 3.0
Dividend	continuing increases	continuing increases

*	For purposes of this outlook, 2006 net income was adjusted to exclude the one time effects of gains of certain items as shown in the reconciliation table below:

For year ended
December 31,
(Amounts in millions)	2006

Net Income	537
Transformation and settlement costs	1
Restructuring costs and in-process R&D	23
Write-off of unamortized prepaid financing fees	9
Loss from FTC mandated clinic divestures	4

2006 Net Income excluding the effects of one-time items (Net Income adjusted)	574

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $1,412 million, 19.7% of revenue, for the nine-month period ending September 30, 2007. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Senior Credit Agreement, our Euro Notes, our Senior Notes, and the indentures relating to our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our annual report on Form 20-F/A for the year ended December 31, 2006. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and nine months ended September 30, 2007 and 2006 — (Continued)

A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

	For the
	Nine Months Ended
	September 30,
	2007	2006
	$ in thousands

Total EBITDA	1,412,313	1,185,682
Settlement of shareholder proceedings	—	(880)
Interest expense (net of interest income)	(281,319)	(255,070)
Income tax expense, net	(331,097)	(314,401)
Change in deferred taxes, net	13,911	19,324
Changes in operating assets and liabilities	45,425	(115,295)
Tax payments related to divestitures and acquisitions	—	(74,605)
Stock compensation expense	16,305	11,617
Other items, net	14,665	8,619

Net cash provided by operating activities	890,203	464,991

Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:

1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

2.	Is irrevocable (unless a new election date occurs); and

3.	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. The Company has decided not to adopt the provisions of this standard for our Consolidated Financial Statements.

In September 2006, FASB issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.

PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the period ended September 30, 2007, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2006. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F /A annual report for the year ended December 31, 2006.

PART I

FINANCIAL INFORMATION

ITEM 4

CONTROLS AND PROCEDURES

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

The information in Note 10 of the Notes to Consolidated Financial Statements in Part I, Item 1 of this report is incorporated by this reference in response to this item.

PART II

OTHER INFORMATION — (Continued)

ITEM 6.	EXHIBITS

Exhibit
No.	Item

10.1	Amendment No. 6 dated as of January 19, 2007 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Balanced Funding Corporation, Amsterdam Funding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).
10.2	Amendment No. 7 dated as of April 27, 2007 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 23, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Balanced Funding Corporation, Amsterdam Funding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).
10.3	Amendment No. 8 dated as of October 18, 2007 to the Third Amended and Restated Transfer and Administrative Agreement dated as of October 3, 2003 among NMC Funding Corporation, National Medical Care, Inc., Paradigm Funding LLC, Liberty Street Funding Corp., Giro Balanced Funding Corporation, Amsterdam Funding Corporation, and the Bank Investors listed therein, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).
31.1	Certification of Chief Executive Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:
Fresenius Medical Care Management AG, its
general partner

By:	/s/ Dr. Ben J. Lipps
Name: Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of
the General Partner

By:	/s/ Lawrence A. Rosen
Name: Lawrence A. Rosen

Title:	Chief Financial Officer of the General
Partner

Date: October 31, 2007